                                                                    EXHIBIT 99.1
                                 PRESS RELEASE


                                 HOLLINGER INC.

                             2001 YEAR END RESULTS


     TORONTO, April 9, 2002 - Hollinger Inc., (TSE:HLG.C) today announced its consolidated financial results for the three months and year ended December 31, 2001 with comparison to the three months and year ended December 31, 2000.

The majority of the decline in revenue and in EBITDA is the result of sales of Canadian and U.S. publishing properties during 2000 and 2001. Unusual losses in 2001 of $198.4 million compared to unusual gains in 2000 amounting to $654.8 million was the main contributor to the decline in net earnings.

                                                                                                PER RETRACTABLE COMMON SHARE
                            THREE MONTHS ENDED             YEAR ENDED                 THREE MONTHS ENDED             YEAR ENDED
                               DECEMBER 31                 DECEMBER 31                    DECEMBER 31                 DECEMBER 31
                            2001         2000          2001         2000              2001         2000          2001          2000
                            ----         ----          ----         ----              ----         ----          ----          ----
                                (MILLIONS OF CDN. DOLLARS)                                       (CDN. DOLLARS)

Total revenue              408.4        729.8       1,919.3      3,186.4               n/a          n/a           n/a           n/a
EBITDA                       8.3        124.2          92.0        572.1               n/a          n/a           n/a           n/a
Net earnings (loss)        (82.8)       186.0        (131.9)       189.4            $(2.58)       $5.07        $(3.91)        $5.11

For more information, please call:


J.A. Boultbee
Executive Vice-President
   and CFO
Hollinger Inc.

(416) 363-8721

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



                                 HOLLINGER INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000's)

                                                   THREE MONTHS ENDED DECEMBER 31               YEAR ENDED DECEMBER 31
                                                     2001                2000                 2001                  2000
                                                     ----                ----                 ----                  ----
Revenue
      Sales                                         $408,082            $710,077            $1,822,060           $3,158,280
      Investment and other income                        400              19,756                97,282               28,146
                                                    --------            --------            ----------           ----------
                                                     408,482             729,833             1,919,342            3,186,426
                                                    --------            --------            ----------           ----------
Expenses
      Cost of sales and expenses                     399,859             585,921             1,730,108            2,586,183
      Depreciation and amortization                   33,811              53,127               144,716              219,932
      Interest expense                                40,888              62,079               177,926              274,331
                                                    --------            --------            ----------           ----------
                                                     474,558             701,127             2,052,750            3,080,446
                                                    --------            --------            ----------           ----------

Net loss in equity accounted companies                (2,350)            (15,929)              (18,571)             (14,115)

Net foreign currency losses                           (3,884)            (12,763)               (7,470)             (12,288)
                                                    --------            --------            ----------           ----------

Earnings (loss) before the undernoted                (72,310)                 14              (159,449)              79,577
      Unusual items                                 (198,379)            645,834              (295,434)             700,945
      Income tax (expense) recovery                    7,983            (191,565)               89,477             (260,091)
      Minority interest                              179,926            (268,288)              233,508             (331,058)
                                                    --------            --------             ---------           ----------
Net earnings (loss)                                 $(82,780)           $185,995             $(131,898)          $  189,373
                                                    ========            ========             =========           ==========


FOURTH QUARTER RESULTS

The net loss for the three months ended December 31, 2001 amounted to $82.8 million or a loss of $2.58 per retractable common share compared with net earnings of $186.0 million or $5.07 per retractable common share in 2000.

Reported earnings for the quarter compared to last year have been affected by several major items.

      The decline in sales revenue and EBITDA is largely a result of the sales of Canadian newspaper properties in both 2000 and 2001 and the sale of US Community Group properties in 2000, but is also due to lower operating results at the Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

      Investment and other income amounted to $0.4 million in the fourth quarter of 2001 compared with $19.8 million in 2000, a decrease of $19.4 million. This decrease primarily results from the sale of CanWest Global Communications Corp. ("CanWest") shares and debentures in August and November 2001. Both the shares and debentures were part of the proceeds received from CanWest related to the sale of Canadian newspaper properties in November 2000.


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

      Interest expense for the fourth quarter of 2001 was $40.9 million compared with $62.1 million in 2000, a reduction of $21.2 million. This reduction mainly results from significantly lower debt levels in 2001 compared with 2000 as Hollinger International's Bank Credit Facility which totalled approximately U.S.$972 million was repaid in November 2000 with part of the cash proceeds from the sale of properties to CanWest. The Company also reduced its bank indebtedness by $142.0 million in September 2001 with the proceeds from the sale to Hollinger International for cancellation of 7.1 million of its Class A common shares.

      Unusual items in the fourth quarter of 2001 amounted to a loss of $198.4 million compared with a gain of $645.8 million in 2000. Unusual items in the fourth quarter of 2001 included gains and losses on sales of certain Canadian properties, a gain on the dilution of the investment in Hollinger International, gains and losses on sales of investments, the write-off of investments, a one-time expense related to pension and post-retirement plan liability adjustment in respect of retired former Southam employees and a decrease in a pension valuation allowance. Unusual items in the fourth quarter 2000 primarily included gains on the sale of Canadian newspaper assets to CanWest and on the sales of community newspapers by Hollinger International, additional start up costs related to the new Chicago printing facility and the write-off of investments.

      Minority interest in the fourth quarter of 2001 was a recovery of $179.9 million compared with an expense of $268.3 million for 2000. In both years, the minority interest primarily represented the minority's share in Hollinger International's net loss (2000, net earnings) for the quarter including the net unusual items, discussed above, most of which are attributable to Hollinger International.

SHARE CAPITAL INFORMATION

As at December 31, 2001, the issued shares and options to purchase retractable common shares of the Company were as follows:

      Preference Shares                     Retractable Common Shares                            Options
      5,366,979 Series II                   32,068,937                                           928,000
      10,147,225 Series III

OTHER

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated March 15, 2002.

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



HOLLINGER INC.
CONSOLIDATED BALANCE SHEET

(in thousands of dollars)                                                December 31
                                                                   2001              2000
                                                                   ----              ----
ASSETS
Current assets
Cash and cash equivalents                                        $  806,347        $  233,916
Accounts receivable                                                 360,619           456,242
Inventory                                                            36,506            38,506
                                                                 ----------        ----------
                                                                  1,203,472           728,664
Investments                                                         267,173         1,366,847
Capital assets                                                    1,922,527         2,244,244
Goodwill and other assets                                           296,387           330,432
                                                                 ----------        ----------
                                                                 $3,689,559        $4,670,187
                                                                 ==========        ==========

LIABILITIES
Current liabilities
Bank indebtedness                                                $  129,475        $  312,000
Accounts payable and accrued expenses                               469,990           533,422
Income taxes payable                                                463,853           521,687
Current portion of long-term debt                                    10,020            13,186
                                                                 ----------        ----------
                                                                  1,073,338         1,380,295
Long-term debt                                                    1,354,708         1,263,734
Exchangeable shares                                                 147,472           189,953
Deferred unrealized gain (loss) on exchangeable shares                7,670           (7,676)
Future income taxes                                                 486,937           649,202
                                                                 ----------        ----------
                                                                  3,070,125         3,475,508
                                                                 ----------        ----------
MINORITY INTEREST AND DEFERRED CREDITS
SHAREHOLDERS' EQUITY                                                882,904         1,263,110
                                                                 ----------        ----------

Capital stock                                                       271,774           308,263
Deficit                                                           (485,313)         (310,988)
                                                                 ----------        ----------
                                                                  (213,539)           (2,725)
Equity adjustment from foreign currency translation                (49,931)          (65,706)
                                                                 ----------        ----------
                                                                  (263,470)          (68,431)
                                                                 ----------        ----------
                                                                 $3,689,559        $4,670,187
                                                                 ==========        ==========


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